UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 25 February 2010

France Telecom achieved its 2009 commercial and financial objectives, with an organic cash flow of 8.35 billion euros

Note: the reported figures exclude activities in the United Kingdom, which are no longer consolidated following the announcement in September 2009 of the planned merger of the Orange and T-Mobile operations in the United Kingdom. The United Kingdom segment is now treated as a discontinued operation in the financial statements.

•

strong growth in the total number of customers, with 193 million customers at 31 December 2009 (+5.7%)

•

consolidated revenues of 45.944 billion euros, down 1.8% on a comparable basis (50.952 billion euros including the UK). Excluding the impact of regulatory measures, revenues rose 0.1% for 2009

•

restated EBITDA of 16.327 billion euros with a margin of 35.5%, a decrease of 0.5 points on a comparable basis (17.254 billion euros including the UK). Excluding the impact of regulatory measures and new taxes, the restated EBITDA1 margin rose 0.1 points. The net income Group share was 4.849 billion euros on a comparable basis, a decrease of 6.4% (2.997 billion euros on a reported basis)

•

capital expenditure of 5.3 billion euros, for a CAPEX rate of 11.5% of revenues

•

organic cash flow of 8.35 billion euros, better than the announced objective

•

proposed dividend of 1.40 euros per share for 2009, of which the remaining 0.8 euros will be paid on 17 June 2010

•

the Group maintains its ambitions for organic cash flow generation for 2010 and 2011

•

an increase in the overall customer base of 5.7% year on year (192.7 million customers at 31 December 2009)

•

8.8% growth in the mobile customer base (132.6 million customers)

•

4.1% rise in ADSL broadband subscribers (13.5 million customers) and very rapid growth of digital TV, with 3.2 million subscribers at 31 December 2009 for a year-on-year increase of 53%

1 Adjusted EBITDA excludes the following two non-recurring items for 2009, which had no impact on the Group’s cash position in 2009: (i) an expense of 964 million euros linked to the decision by the General Court of the European Union (also known as the Court of First Instance) pertaining to the special corporate tax regime (Tax Professionelle) applied to France Telecom in France prior to 2003, and (ii) the provision of 569 million euros for the establishment of the “part time for seniors” plan which is part of the general agreement concerning personnel close to retirement age which was signed in November 2009.

•

revenue growth of 0.1%, excluding regulatory impact:

•

1.6% growth of operations in France, including a 5.0% increase in mobile services revenues

•

5.8% growth in Africa and the Middle East

•

3.1% growth in Western Europe, driven by Belgium

•

other operations continued to be affected by the deterioration in the economic environment, particularly Romania where revenues were down 16.7% and the Enterprise segment which was down 3.5%

•

revenues improved in the 4th quarter of 2009, driven by Western Europe, Spain, Africa and the Middle East

•

restated EBITDA margin of 35.5%, a 0.5-point decrease compared with 2008, reflecting the impact of regulatory measures and new taxes

•

excluding the provision for the “part time for seniors” plan, EBITDA margins for France and the Enterprise segment are stable

•

significantly improved profitability of mobile services in Spain (+1.1 points)

•

the EBITDA margin trend for the Rest of World was impacted both by new operations and the economic environment in Central Europe (-2.5 points)

•

capital expenditure was 5.3 billion euros (11.5% of revenues), compared with 6.3 billion euros in 2008 (13.4% of revenues) on a comparable basis. (CAPEX including the United Kingdom was 5.66 billion euros versus 6.87 billion euros in 2008).

•

This reduction related to:

- the non-recurrence of real estate investments of 163 million euros in 2008

- CAPEX optimization and adjustment to reflect business volumes, particularly relating to 2G networks, IT and fixed legacy services

•

CAPEX for the 4th quarter was significantly higher than the average level for the first three quarters of the year, in line with seasonal trends seen in previous years

•

4.2% growth in organic cash flow, to 8.35 billion euros, compared with 8.016 billion euros in 2008

•

This increase in organic cash flow reflects the improvement of the financial results, the decrease in corporate taxes paid, as well as the decline in expenses related to the acquisition of telecommunications licenses

•

net financial debt down to 33.9 billion euros at 31 December 2009 (for a net debt to restated EBITDA ratio of 1.97), compared with 35.9 billion euros at 31 December 2008 (a ratio of 1.96). Excluding the impact of the public offer for ECMS shares currently underway (1.082 billion euros), net financial debt was 32.9 billion euros at 31 December 2009, for a net debt to restated EBITDA ratio of 1.90, in line with the Group’s financial policy

•

net income Group share (attributable to equity holders of France Telecom) declined 6.4% on a comparable basis2, to 4.849 billion euros; on a reported basis, it fell to 2.997 billion euros, compared with 4.069 billion euros in 2008

2 The main non-recurring items used to establish net income attributable to equity holders of France Telecom in comparable terms are indicated on page 9 under the heading “Net income”.

Commenting on the Group’s 2009 consolidated results, Didier Lombard, Chairman and Chief Executive Officer of France Telecom, said: “The Group’s performance in 2009 confirms the strategy undertaken in 2005 to position the company as an integrated operator. Since then, the Group has significantly increased its customer base and its geographical footprint while capitalizing on new technologies, thus enabling the Group to look to the future with confidence. As I hand over to Stéphane Richard, I would like to express my gratitude towards all of the Group’s employees for this shared success.”

Stéphane Richard, Chief Executive Officer designate of France Telecom, added: “I would first like to thank Didier Lombard for leading the Group’s transformation from being a national monopoly to a robust multi-national group that can boast more than 190 million customers and 180,000 employees in 32 countries, all while keeping a tight reign on its financial performance. It is an outstanding group blessed with many excellent qualities, even as it faces a crisis of confidence in France. We are working to recenter the business to provide a renewed outlook for the Group as a whole. This new project, which will be announced before the summer, aims to reposition both customers and employees firmly at the heart of the executive management’s priorities in a way that balances economic performance with social considerations while retaining our leadership position in innovation. This is the exciting task that lies ahead for me and the new management team.”

additional information

The Board of Directors of France Telecom SA met on 24 February 2010 and examined the Group’s consolidated and non-consolidated financial statements.

The Group’s statutory auditors carried out their audit of these financial statements and the audit reports pertaining to their certification are in the process of being issued.

More information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

key figures3

•  full year data

in millions of euros	2009	2008 comparable basis (unaudited)	2008 historical basis	change comparable basis (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)

Consolidated revenues
France	23 639	23 627	23 726	0.1	-0.4	-	-0.4
United Kingdom	5 108	5 289	5 926	-3.4	-13.8	-10.7	-
Spain	3 887	4 067	4 067	-4.4	-4.4	-	-
Poland	3 831	4 202	5 184	-8.8	-26.1	-18.9	-
Rest of World	8 308	8 409	8 322	-1.2	-0.2	1.3	-0.2
Enterprise	7 559	7 834	7 785	-3.5	-2.9	0.6	-
International Carriers and Shared Services	1 388	1 345	1 349	3.2	2.9	-	-0.3
Eliminations	-2 768	-2 816	-2 871	-	-	-	-
Revenues including United Kingdom	50 952	51 957	53 488	-1.9	-4.7	-2.7	-0.1
Consolidated revenues excluding United Kingdom	45 944	46 800	47 699	-1.8	-3.7	-1.7	-0.2
Restated[4] EBITDA
France[4]	9 713	9 781	9 854	-0.7	-1.4	-	-0.7
United Kingdom	939	1 080	1 204	-13.1	-22.0	-13.7	3.4
Spain	729	614	614	18.8	18.8	-	-
Poland	1 462	1 740	2 146	-16.0	-31.9	-19.0	0.1
Rest of World	3 237	3 491	3 446	-7.3	-6.0	1.4	-
Entreprise[4]	1 529	1 578	1 508	-3.1	1.4	4.7	-
International Carriers and Shared services[4]	-355	-371	-444	-4.3	-20.0	-4.1	-12.0
Eliminations	-	-	-	-	-	-	-
EBITDA[4] including the United Kingdom	17 254	17 913	18 328	-3.7	-5.9	-2.4	0.1
in % of revenues	33.9%	34.5%	34.3%	-0.6 pt	-0.4 pt
Consolidated EBITDA[4] (excluding United Kingdom)	16 327	16 832	17 083	-3.0	-4.4	-1.6	0.1
in % of revenues	35.5%	36.0%	35.8%	-0.5 pt	-0.3 pt
Operating income	7 859	9 910	9 945
Net income Group share	2 997		4 069
Net income Group share Comparable basis	4 849		5 181
CAPEX (excluding licenses)	5 304	6 283	6 414	-15.6	-17.3	-2.1	0.0
in % of revenues	11.5%	13.4%	13.4%	-1.9 pt	-1.9 pt
Organic cash flow	8 350		8 016		4.2
	At 31 Dec. 2009	At 31 Dec. 2009[5]	At 31 Dec. 2008
Net financial debt	33 941	32 859	35 859
Ratio of net financial debt / restated EBITDA including United Kingdom	1.97	1.90	1.96

3 Following the announcement in September 2009 of the merger of the Orange and T-Mobile operations in the United Kingdom, the United Kingdom segment is treated as a discontinued operation in the financial statements. However, it is still presented as a business segment in the business segment report of the consolidated financial statements (see review by business segment, page 17).

4 Restated EBITDA for 2009 excludes (i) the provision linked to the “part time for seniors” plan of 461 million euros for France, 28 million euros for Enterprise and 80 million euros for Operators and Shared Services, and (ii) expense of 964 million euros linked to the dispute pertaining to the special corporate tax regime applied to France Telecom in France prior to 2003 borne by the Operators and Shared Services segment.

5 Excluding the impact of the public offer for ECMS shares currently underway for 1.082 billion euros.

•  quarterly data6

in millions of euros	4th quarter 2009	4th quarter 2008 comparable basis (unaudited)	4th quarter 2008 historical basis	Change comparable basis (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)

Consolidated revenues
France	5 919	6 013	6 056	-1.6	-2.3	-	-0.7
United Kingdom	1 290	1 305	1 410	-1.2	-8.5	-7.4	-
Spain	961	994	994	-3.3	-3.3	-	-
Poland	961	1 097	1 218	-12.4	-21.1	-10.0	-
Rest of World	2 118	2 140	2 287	-1.0	-7.4	-2.7	-3.8
Enterprise	1 900	2 010	2 042	-5.5	-6.9	-1.4	-0.1
International Carriers and Shared Services	349	380	375	-8.3	-7.2	-0.4	1.6
Eliminations	-689	-735	-748	-	-	-	-
Revenues including United Kingdom	12 808	13 204	13 634	-3.0	-6.1	-2.3	-0.9
Consolidated revenues (excluding United Kingdom)	11 540	11 929	12 254	-3.3	-5.8	-1.7	-0.9

Consolidated restated EBITDA[7]: (excluding United Kingdom)	3 674	3 707	3 722	-0.9	-1.3	-1.2	0.8
in % of revenues	31.8%	31.1%	30.4%	0.7 pt	1.4 pt

CAPEX (excluding licenses)
France	747	711	708	4.9	5.4	-	0.5
Spain	153	173	173	-11.6	-11.6	-	-
Poland	232	193	221	20.1	5.1	-12.5	-
Rest of World	485	607	642	-20.0	-24.4	-2.6	-2.8
Enterprise	102	116	117	-12.4	-12.9	-0.5	-
International Carriers and Shared Services	99	235	238	-57.9	-58.5	-0.1	-1.4
CAPEX (excluding licenses)	1 817	2 035	2 099	-10.7	-13.4	-2.2	-0.8
in % of revenues	15.7%	17.1%	17.1%	-1.4 pt	-1.4 pt

Restated EBITDA[7] – CAPEX	1 856	1 671	1 624	11.1	14.3

6 Quarterly data unaudited.

7 Consolidated restated EBITDA excludes (i) the impact of the expense related to the special corporate tax regime applied to France Telecom in France prior to 2003 (964 million euros), and (ii) the provision pertaining to the “part time for seniors” plan (569 million euros).

comments on key Group figures

revenues

full-year 2009

Consolidated revenues for the France Telecom group (excluding the United Kingdom) were 45.944 billion euros in 2009, a decrease of 1.8% on a comparable basis and 3.7% on an historical basis. Excluding the impact of regulatory measures (-924 million euros), revenues increased 0.1%.

Including the United Kingdom, consolidated revenues8 were 50.952 billion euros, a 1.9% decline compared with the previous year on a comparable basis. Excluding the impact of regulatory measures (-1.116 billion euros), revenues increased 0.2%.

Excluding regulatory measures:

-

France was up 1.6%: mobile services were up 5.0%, while fixed services were steady with a decline limited to -0.4%;

-

Africa and the Middle East posted strong growth (+5.8%), driven in particular by Egypt (+8.2%) and new operations in Africa9 (+23.1%);

-

Western Europe10 rose 3.1%, driven by Belgium (+4.2%) and Luxembourg (+16.1%);

-

the United Kingdom regained positive annual growth (+0.2%), due to a particularly buoyant 4th quarter in mobile services;

-

in Spain, 4th quarter business was more on track, which limited the annual decline to 0.1%, compared with a decrease of 0.7% for the first nine months of the year;

-

in Poland, the decline for the year was 3.3%, reflecting the downward trend in fixed services and, to a lesser extent, the leveling-off of prepaid mobile services offers;

-

the Enterprise segment recorded a 2.3% decline (excluding network equipment sales), reflecting the widespread economic slowdown; and

-

in Central Europe, the 9.7% decline was primarily tied to the deterioration of the economic environment in Romania (-16.7%).

On an historical basis, revenues fell 4.7% (including the United Kingdom). More than half of this decline (2.7 points) was from the unfavorable impact of exchange rates, reflecting in particular the depreciation of the Polish zloty (-1.8 points) and the pound sterling (-1.2 points), partially offset by an increase in value of other currencies (+0.3 point). On an historical basis, the change also includes the impact of changes in the scope of consolidation (-0.1 point), in particular the discontinuation of e-commerce operations in France (TopAchat and Alapage).

8 Before deconsolidation of companies in the United Kingdom that will be contributed to the joint venture with Deutsche Telekom and which, in the 2009 financial statements, are treated as discontinued operations.

9 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

10 Western Europe: Belgium, Luxembourg and Switzerland.

4th quarter 2009

Consolidated revenues for the France Telecom group (excluding the United Kingdom) were 11.540 billion euros in the 4th quarter of 2009, a decrease of 3.3% on a comparable basis and 5.8% on an historical basis.

Including the United Kingdom, consolidated revenues were 12.808 billion euros, a 3.0% decline versus the 4th quarter of 2008 on a comparable basis. Excluding regulatory measures (-364 million euros), the decrease was limited to -0.2%, a 0.7-point improvement compared with the previous quarter (-0.9%). This concerns:

-

Western Europe, which increased 6.4% in the 4th quarter after gaining 1.7% in the 3rd quarter, related to growth in Belgium (sales growth for mobile handsets and improvement in voice services);

-

the United Kingdom with 3.7% growth after a 2.4% decline in the 3rd quarter;

-

Spain, which reported 4th quarter growth of 1.9% after a 0.2% decline in the 3rd quarter, due to the increase in the customer base (contract and prepaid) and strong growth in data services; and

-

Africa and the Middle East, with 4th quarter growth of 6.0% (following 3rd quarter growth of 4.8%) reflecting a stronger upturn in Senegal and Côte d’Ivoire, while Egypt, Mali and new operations in Africa continued to climb.

In France, operations remained on track with a 2.7% upturn in revenues from mobile services (excluding regulatory measures), driven by growth in the customer base and the development of data services.

The Enterprise segment fell 4.2% in the 4th quarter (excluding equipment sales), which was comparable to the 3.9% decline in the 3rd quarter.

In Poland, the 6.1% decline in the 4th quarter (excluding regulatory measures) reflected slower growth in ADSL broadband services and the leveling-off of ARPU11 in mobile services.

Central Europe was down substantially (-13.1%, excluding regulatory measures) due to the trend in operations in Romania (-20.5%) and, to a lesser extent, in Slovakia (-5.3%).

customer base growth

The Group12 had 192.7 million customers at 31 December 2009 (excluding MVNOs), with 10.4 million additional customers year on year (net of terminations), an increase of 5.7% compared to 31 December 2008. The number of mobile customers continued to rise reaching 132.6 million customers at 31 December 2009 (excluding MVNOs), a year-on-year increase of 8.8% or 10.8 million customers (net of terminations). The 4th quarter continued to be very active, with 3.8 million mobile customers added.

The MVNO customer base in Europe rose 25% to 4.0 million customers at 31 December 2009 (including 2.4 million customers in France), compared with 3.2 million customers a year earlier (including 1.8 million customers in France).

ADSL broadband services13 continued to grow, reaching 13.5 million customers at 31 December 2009, a year-on-year increase of 4.1%. Broadband usage rose sharply. At 31 December 2009, there were:

•

3.2 million digital TV (IPTV and satellite) subscribers, a 53% increase in one year;

•

7.6 million Voice over IP subscribers, a year-on-year increase of 17%; and

•

8.8 million Livebox subscribers, a 12% increase in one year.

11 See glossary.

12 Including the United Kingdom

13 Including FTTH, satellite and Wimax services

EBITDA

full-year 2009

EBITDA14 (excluding the United Kingdom) was 14.794 billion euros. It included the following non-recurring items, recognized in the 4th quarter:

-

an expense of 964 million euros related to the dispute concerning France Telecom’s special corporate tax regime in France prior to 2003; and

-

a provision of 569 million euros for the establishment of the “part time for seniors” plan15.

Adjusted for these two items, EBITDA was 16.327 billion euros in 2009, for a restated EBITDA margin of 35.5%, compared with 36.0% in 2008 on a comparable basis. The 0.5-point decline between the two years reflects:

-

the impact of regulatory measures equal to -392 million euros (excluding the United Kingdom); and

-

the impact of the telecommunications tax instituted on 7 March 2009 (French audiovisual law) and, as of 1 June 2008, of the Chatel law (for a total impact of -178 million euros).

On a comparable basis, the ratios of operating expenses (based on restated EBITDA) to revenues are as follows:

-

the ratio of labor expenses was 18.6%, a 0.6-point increase compared with 2008 (18.0%);

-

the ratio of service fees and inter-operator costs was 13.5%, a 0.3-point improvement. The decline in call termination fees (favorable impact of 532 million euros) was partially offset by growth in unlimited off-net mobile services offers;

-

the ratio of other network expenses and IT expenses was stable at 5.8%;

-

the ratio of combined property, overhead and other expenses16 improved 0.2 points to 11.9%. The impact of cost savings programs, lower restructuring costs and increased income from associated companies were partially offset by the impact of the new telecommunications tax and the Chatel law;

-

before commercial expenses and content purchases, the EBITDA margin was 50.2%, a 0.2-point improvement compared with 2008; and

-

the ratio of commercial expenses and content purchases (14.7%) was up 0.2 points. The growth in content purchases, in particular for the sports TV and Orange cinema series channels that began operating in the second half of 2008, was offset to a large extent by the decline in commercial expenses linked to the business slowdown.

4th quarter 2009

Restated EBITDA (excluding the United Kingdom) was 3.674 billion euros, a decrease of only 0.9% compared with the 4th quarter of 2008 on a comparable basis. The EBITDA margin for the 4th quarter (31.8%) improved by 0.7 points. This favorable change is related to:

-

the impact in 2008 of the impairment of Sonaecom17 shares, which reduced 4th quarter 2008 EBITDA by 199 million euros;

-

the effect in 2009 of cost reduction programs, particularly with respect to overheads and IT; and

-

optimization of commercial expenses and content purchases.

These items were partially offset by the impact of regulatory measures (-121 million euros) and new taxes (-49 million euros).

operating income

France Telecom group’s operating income was 7.859 billion euros in 2009, compared with 9.945 billion euros in 2008 (on an historical basis), a decline of 2.086 billion euros between the two periods. About three-fourths of this decline corresponds to two previously mentioned non-recurring items:

-

a 964 million euro expense linked to the dispute pertaining to the special corporate tax regime prior to 2003; and

-

a 569 million euro provision for the establishment of the “part time for seniors” plan in France.

Excluding these two items, there was a 553 million euro decrease between the two years, corresponding to the following changes:

-

a 756 million euro decline in EBITDA, adjusted for non-recurring items (including -272 million from changes in exchange rates);

-

a 442 million euro decrease in depreciation and amortization, particularly related to a favorable impact from exchange rates of 216 million euros;

-

a 179 million euro increase in goodwill impairment, mainly related to depreciation in Poland in 2009; and

-

a 60 million euro increase in impairment of non-current assets.

14 EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. See glossary.

15 As part of the agreement concerning personnel close to retirement age signed on 26 November 2009 between France Telecom and its social partners, the “part time for seniors” plan allows employees eligible for retirement within three years to choose part time employment until they retire, without loss of benefits.

16 See glossary.

17 Portuguese mobile telephone company.

net income

Consolidated net income after tax for the France Telecom group was 3.465 billion euros in 2009, compared with 4.492 billion euros in 2008, a decrease of 1.027 billion euros. This reflects:

-

a 2.086 billion euro decrease in operating income;

-

a 658 million euro improvement in net financial income generated by (i) a 381 million euro expense in 2008 related to the liquidity mechanism, which was tied to the price guarantee given to minority shareholders of FT España and (ii) by the sharp reduction in the cost of net financial debt and a decline in the average cost of debt;

-

a 604 million euro decrease in corporate tax, related to a reduction in the level of deferred taxes in Spain and France; and

-

a 203 million euro decline in net income from discontinued operations (United Kingdom).

Net income attributable to non-controlling interests (minority interests) rose to 468 million euros in 2009 from 423 million euros in 2008, an increase of 45 million euros year on year.

Net income attributable to equity holders of France Telecom was 2.997 billion euros in 2009, compared with 4.069 billion euros in 2008, a decrease of 1.072 billion euros. In comparable terms, after adjustment for the main non-recurring items, this figure was 4.849 billion euros in 2009, compared with 5.181 billion euros in 2008, a decline of 6.4% (-332 million euros).

The main non-recurring items taken into account concern:

-

a 964 million euro expense linked to the dispute pertaining to the special corporate tax regime prior to 2003;

-

the establishment of the “part time for seniors” plan in France, with an impact of 367 million euros (net of deferred tax);

-

the impact of the liquidity arrangement tied to the price guarantee given to the minority shareholders of FT España of 381 million euros in 2008;

-

certain non-recurring deferred income tax expenses of 181 million euros in 2008;

-

an impairment of loans granted to certain associates of 35 million euros in 2009;

-

a provision related to the free shares program of 41 million euros in 2009, compared with 57 million euros in 2008; and

-

gains on disposals and net income from discontinued operations of 4 million euros in 2009, compared with -11 million euros in 2008.

capital expenditure on tangible and intangible assets (CAPEX)

full-year 2009

Capital expenditure on tangible and intangible assets (excluding the United Kingdom) were down 17.3% on an historical basis to 5.304 billion euros, including an unfavorable impact of 2.1% from exchange rates.

On a comparable basis, and excluding the transaction to purchase operating premises in France in 2008 (163 million euros), CAPEX fell 13.3% while the comparable CAPEX to revenues ratio was 11.5% in 2009 compared with 13.1% in 2008, a decline of 1.6 points year on year.

The decline in CAPEX reflects the slowdown in investments related to the expansion of 2G and 3G mobile network capacity and slower growth in fixed broadband services in the European countries. Investment in 3G was nonetheless strong in France, resulting in Orange having the best mobile broadband coverage according to the latest ARCEP report. Similarly, programs to roll out ADSL in Poland were accelerated in 2009. Added to this was increased investment in new operations (network deployment in Uganda and Armenia) and in undersea cables (Africa and Indian Ocean). In addition, CAPEX plans implemented in 2009 focused on sustaining investments related to strengthening transmission networks to support the growth in traffic in fixed and mobile data services (particularly in France and in Poland), to innovation and to new services (particularly content aggregation platforms).

4th quarter 2009

CAPEX (excluding the United Kingdom) was 1.817 billion euros, 56% more than the quarterly average for the first nine months of the year (1.162 billion euros), reflecting seasonality comparable to that of previous years. Compared with the 4th quarter of 2008, CAPEX was down 10.7% on a comparable basis (-13.4% on an historical basis) and the CAPEX to revenues rate (15.7%) was down 1.4 points. In addition to continued network deployment in Uganda and Armenia, capital expenditures were particularly focused on France (mobile services) and Poland (fixed and mobile services).

organic cash flow

Organic cash flow for the Group was 8.350 billion euros in 2009, compared with 8.016 billion euros in 2008, an increase of 334 million euros. The organic cash flow Group share (attributable to equity holders of the Group) was 7.617 billion euros (a 364 million euro increase), whereas cash flow attributable to non-controlling interests (minority interests) was 733 million euros (down 30 million euros).

The growth in the Group’s organic cash flow is primarily due to:

-

a 673 million euro decrease in interest payments and the net impact of currency swaps (net of dividends and interest income received), particularly the unwinding of hedging transactions and the buyback of TDIRA convertible bonds in 2009 for 563 million euros;

-

a 258 million euro decrease in corporqte taxes paid; and

-

a 116 million euro decline in telecommunication license payments (net of changes in accounts payable to telecommunication license suppliers), due in particular to the acquisition in 2008 of the first set of frequency spectrum for the UMTS license for Mobinil in Egypt.

These items were partially offset by:

-

a 348 million euro increase in the change in total working capital requirement, excluding an expense of 964 million euros in 2009 linked to the dispute pertaining to the special corporate tax regime prior to 2003;

-

a 235 million euro decrease in the change in accounts payable to suppliers of property, plant and equipment, excluding licenses, which were higher in 2009 than in 2008 due to the reduction in capital spending between the two periods; and

-

a 140 million euro decline in proceeds from disposals of tangible and intangible assets.

net financial debt

At 31 December 2009, France Telecom had net debt of 33.941 billion euros, down from 35.859 billion euros at 31 December 2008.

Net financial debt decreased by 1.918 billion euros in 2009.This resulted from organic cash flow of 8.35 billion euros, reduced by the following items:

-

the payment of the balance of the dividend for 2008 to the shareholders of the parent company (0.80 euro per share), for a total of 1.553 billion euros (excluding payments in shares);

-

the payment of interim dividends for 2009 (0.60 euro per share), for a total of 1.588 billion euros;

-

recognition of debt of 1.082 billion euros in connection with the public offer for ECMS shares18;

-

the net effect (577 million euros) of the acquisition of 18.4% of FT España for 1.387 billion euros was partially offset by the 810 million euros impact related to the termination of the fair value of the price guarantee given to minority shareholders of FT España;

-

dividend payments and the change in equity related to non-controlling interests of 609 million euros; and

-

other items that increased net financial debt (1.023 billion euros) chiefly concerning the foreign exchange impact.

The ratio of net debt to restated EBITDA (including the United Kingdom) was 1.97 at 31 December 2009, compared with 1.96 at 31 December 2008. Excluding the debt related to the public offer for ECMS shares underway (1.082 billion euros), the net debt to restated EBITDA ratio (including the United Kingdom) would be 1.9 at 31 December 2009.

2009 dividend

The Board of Directors will recommend the payment of a dividend of 1.40 euros per share for 2009 at the General Meeting of Shareholders on 9 June 2010. In light of the payment of an interim dividend of 0.60 euro on 2 September 2009, the balance of 0.80 euro per share will be paid on 17 June 201019.

18 Egyptian carrier that markets its services under the brand name Mobinil. The offer was suspended by the Egyptian courts. See page 12, principal events in 2009.

19 The ex-dividend date is 14 June 2010; the record date is 16 June 2010.

outlook for 2010

In an economic environment that has stabilized but remains difficult, the Group anticipates the following trends for 2010 operations:

•

Revenues: excluding the impact of regulatory measures, revenues are expected to remain generally stable compared with 2009 on a comparable basis. The impact of regulatory measures is estimated at around -1.0 billion euros.

•

EBITDA: the impact of regulatory measures should be similar to those of 2009. Continuing cost optimization programs should help limit the erosion of EBITDA margin, and enable continuing commercial investment across our footprint.

•

a CAPEX rate of about 12% of revenues, which takes into account the restarting of investment in fiber optics in France that is expected to represent an investment of about 100 million euros in 2010.

Given this context, the Group aims to generate about 8 billion euros of organic cash flow in 2010, based on the current scope of consolidation (before the potential acquisitions of new frequencies for mobile services and excluding the impact of the payment linked to the dispute over the special corporate tax regime in France prior to 2003), and confirms its ambition to generate 8 billion euros of organic cash flow in 2011.

In addition the Group confirms its financial objectives in the medium term:

~~•~~

a policy of selective acquisitions aimed primarily at emerging markets (particularly in Africa and the Middle East) and consolidation opportunities in markets where the Group already operates,

~~•~~

debt reduction, with a net debt to EBITDA ratio of less than 2 to preserve the Group’s independence and flexibility,

~~•~~

an unchanged shareholder remuneration policy: the Group expects to pay an interim dividend for 2010 in September for an amount to be decided in accordance with the first half results for 2010

2009 highlights

In March 2009, Orange launched mobile telecommunication services in Uganda, giving Ugandans access to Orange’s service quality and innovative offers throughout the country via a new GSM network. Orange is now present in 15 African countries.

In June 2009, the ACE consortium, of which France Telecom is a member, announced that the ACE (Africa Coast to Europe) undersea cable that was initially to link France and Gabon will be extended, with the goal being to connect all countries on the Western African coast, from Morocco to South Africa. The new cable will thus allow more than 25 countries in Africa and Western Europe to be connected to the global network via broadband links.

In November 2009, Orange launched mobile telecommunication services in the Republic of Armenia. Orange is now present in 29 countries.

In December 2009, Orange – already the leader in 2G coverage in France, covering 99.6% of the population in metropolitan France and 96% of the landmass (ARCEP report of August 2009) – announced that it is aiming for 98% coverage in 3G/3G+ by the end of 2011. In doing so, Orange responded to requests by the government and elected representatives to provide 3G/3G+ coverage equivalent to that of 2G coverage by the end of 2013. As of the end of 2009, Orange offers the best 3G/3G+ mobile coverage in metropolitan France, with more than 87% of the population covered (ARCEP report of December 2009).

Throughout 2009, France Telecom acquired, through a series of purchases, 18.36% of the shares of FT España for 1.387 billion euros, bringing its shareholding from 81.62% to 99.98%. Specifically, in April 2009, France Telecom acquired an 18.23% interest in FT España for 1.379 million euros. Under the terms of the agreement, the minority shareholders agreed to terminate all of the commitments between the parties, and the 810 million euro liquidity mechanism referred to in the consolidated financial statements for the year ended 31 December 2008 was terminated. In the second half of 2009, France Telecom acquired an additional 0.13 % interest in FT España for 8 million euros.

In July 2009, France Telecom participated in a capital increase for Divona Telecom, a Tunisian operator, in exchange for 49% of the share capital of Divona Telecom, which has become Orange Tunisie. The cost of this investment is 95 million euros. The other shareholder has a controlling interest in Orange Tunisia. Accordingly, France Telecom recognizes its shareholding using the equity method. In June 2009, the Tunisian government announced that it had chosen the consortium formed by France Telecom and its partner to acquire the third fixed and mobile (2G and 3G) license. Commercial operations are scheduled to start in 2010.

In August 2009, France Telecom announced the acquisition of Unanimis, the largest exclusively digital advertising network in the United Kingdom, whose combination with Orange’s mobile operations and internet services will enable advertisers, buyers and media agencies to reach 71.5% of Britain's internet users and more than 66% of the internet users in Great Britain, France, Spain and Poland combined.

In November 2009, France Telecom signed an agreement with Deutsche Telekom by which the two groups will create a joint venture combining their mobile and broadband operations in the United Kingdom. Each group will hold 50% of the joint venture. France Telecom’s and Deutsche Telekom’s UK operations will be brought into the joint venture with, respectively, net debt of 1.25 billion pounds sterling and zero net debt, and with all operating cash flows generated since 30 June 2009. Deutsche Telekom will lend 625 million pounds sterling to the joint venture, which will reimburse 625 million pounds sterling to France Telecom.

The joint venture will be the leader in the mobile telephone market in the United Kingdom. Based on 31 December 2008 data, it will have some 28.4 million mobile customers in the United Kingdom, or approximately 37% of the country’s mobile subscribers (excluding T-Mobile’s Virgin Mobile subscribers in the United Kingdom). The addition of Orange’s broadband operations to the new joint venture will enable it to offer converged services to its customers.

Following the transaction, France Telecom will consolidate its holding in the joint venture using the equity method. The agreement was submitted to EU competition authorities on 11 January 2010. On 3 February 2010, the British competition authority, the Office of Fair Trading, filed a request with the European Commission to have the matter returned to it so that the OFT could examine the proposed merger. The European Commission is expected to reach a decision, both on the request and on the merits of approving the agreement, on 1 March 2010.

In November 2009, France Telecom and TDC reached an agreement for exclusive negotiations pertaining to the merger of their Swiss subsidiaries, Orange and Sunrise. France Telecom is to control 75% of the combined business, with the remaining 25% to be held by TDC. Once the deal is completed, France Telecom is to make a net payment of 1.5 billion euros to TDC in 2010. The combined entity would become the second-ranked national telecommunications carrier in Switzerland. With some 3.4 million mobile customers as of 30 June 2009 and 1.1 million broadband customers as of 31 December 2008, the combined entity would hold about 38% of the mobile market at 30 June 2009 and 13% of the fixed broadband market at 31 December 2008. As an integrated national carrier for fixed and mobile services, the combined entity would expand the product portfolio offered via its network of more than 100 boutiques, combining the best offers from both companies for the benefit of a larger number of customers. Upon completion of the deal, France Telecom would consolidate the combined entity using the full consolidation method. The proposed agreement to merge operations has already been submitted to the Swiss competition authorities for approval.

In November 2009, France Telecom signed an agreement concerning the employment of older personnel in France. The agreement, signed for a three-year period from 2010 to 2012, will apply to all personnel, regardless of their employment status, in all of the Group's French companies in which France Telecom S.A. holds at least 50% of the share capital, directly or indirectly. It provides for specific activities to promote continued employment and access to employment for older personnel, to make use of their experience and to transfer knowledge, and to provide pre-retirement support and arrangements.

Management and the Group’s social partners have chosen to focus on the six areas for action outlined in French law, for which quantified objectives have been set for the principal measures: (i) anticipation of changes in professional careers, (ii) development of skills and qualifications and access to training, (iii) pre-retirement arrangements and transition from work to retirement, (iv) implementation of a “part time for seniors” plan for employees close to retirement age, (v) transfer of knowledge and skills and development of mentoring, and (vi) other specific measures in favor of older personnel. The agreement applies starting 1 January 2010.

In 2009, the France Telecom group went through a major social crisis in France. The Group’s management launched a program to build a new social contract along three lines:

-

negotiations with social partners on six main themes: (i) prospects, employment and skills, professional development, training and mobility, (ii) balance between work and private life, (iii) more effective personnel representation (Instances Représentatives du Personnel, IRP), (iv) work organization, (v) working conditions, and (vi) application of the national interprofessional agreement on stress;

-

an assessment of working conditions via the survey conducted by the audit firm Technologia, to which 80,000 employees responded; and

-

the reform initiative, which gave rise to meetings in which employees could collectively take part in the discussions.

This program is supplemented by resources for listening and for dialogue: creation of a 24/7 talk line and strengthening of talk centers aimed at helping people who are having problems.

The purpose of this new social contract is to focus the organization on people. It is a positive step forward for employees, will enable the Group to serve its customers better, and will be beneficial to all of France Telecom’s stakeholders.

In application of an arbitration decision issued in March 2009, France Telecom was awarded the right to acquire all of the 28.75% equity participation held by Orascom Telecom in Mobinil. In December 2009, the Egyptian financial market authority CMA (now EFSA) authorized France Telecom to make a public offering for the 49 million shares of ECMS not held by Mobinil, at the price of 245 Egyptian pounds per share, or 1.518 billion euros at 31 December 2009. At the request of Orascom, this authorization was suspended in summary proceedings on 13 January 2010 by the administrative court of Cairo, to which an application on the merits of annulment of EFSA’s approval has now been referred. The court’s decision is expected in the first quarter of 2010. Pending the decision on the merits, this transaction is recognized in the Group's financial statements for the year ended 31 December 2009 (i) through recognition of a debt in the amount of 1.082 billion euros, and (ii) through recognition of a new contractual commitment of 436 million euros.

In October 2009, TP S.A. and the Polish electronic communications authority UKE signed an agreement in principle related to the establishment of procedures to ensure non-discrimination and transparency in inter-operator relations without resorting to the functional separation of TP S.A.'s operations. Under this agreement, wholesale rates for regulated services will be frozen by the UKE until 2012 and TP S.A. will create 1.2 million broadband lines during that period for a capital investment estimated by TP S.A. at 3 billion zlotys, or 724 million euros at 31 December 2009.

In November 2009, the General Court of the European Union (previously known as the Court of First Instance) rejected the appeal by the French State and France Telecom concerning the dispute on the special corporate tax regime prior to 2003. In execution of the European Commission’s decision of 2004 and pending the decision of the General Court, France Telecom had placed a total of 964 million euros in an escrow account in 2007 and 2008. Given the General Court’s decision, France Telecom expensed this amount in its financial statements for the year ended 31 December 2009. Moreover, on 7 January 2010, in accordance with the escrow agreement, France Telecom transferred the escrow amount to the State, together with 53 million euros in interest not recognized in income on the escrow amount as of 30 November 2009, a total of 1.017 million euros (without however impacting the Group’s net debt in 2009). The 964 million euro expense has no impact on net cash provided by operating activities in 2009.

review by business segment

France

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	23 639	23 627	23 726	0.1%	(0.4)%
EBITDA	9 252	9 781	9 854	(5.4)%	(6.1)%
EBITDA / Revenues	39.1%	41.4%	41.5%
Operating income	7 060	7 361	7 431	(4.1)%	(5.0)%
Operating income / Revenues	29.9%	31.2%	31.3%
CAPEX (excluding GSM and UMTS licenses)	2 160	2 306	2 302	(6.3)%	(6.2)%
CAPEX / Revenues	9.1%	9.8%	9.7%

Revenues for France increased 0.1% on a comparable basis (down 0.4% on an historical basis) to 23.639 billion euros in 2009. Excluding regulatory measures (-352 million euros), growth was 1.6%.

Revenues from Personal Communication Services increased 2.6% on a comparable basis to 10.757 billion euros and 2.4% on an historical basis. Excluding regulatory measures (-247 million euros), annual growth was 5.0%.

The number of contract customers rose 5.7% to 17.943 million at 31 December 2009, representing 68.1% of the customer base at that date, compared with 67.4% at 31 December 2008. The total number of customers excluding MVNOs (contract and prepaid) was 26.334 million at 31 December 2009, an increase of 4.5% year on year.

Revenues from data services rose strongly increasing 24.3% compared with 2008, due to both messaging and non-messaging services. Data services represented 25.9% of network revenues, a gain of 4.6 points compared with 2008. The number of mobile broadband services customers rose 23% in one year to 13.556 million at 31 December 2009. Internet/Business Everywhere20 in particular grew rapidly, with 1.12 million customers at 31 December 2009, compared with 552,000 customers a year earlier.

The MVNO customer base increased 30% year on year to 2.363 million at 31 December 2009, compared with 1.820 million at 31 December 2008.

Revenues from Home Communication Services declined 1.5% on a comparable basis to 14.076 billion euros

(-2.1% on an historical basis). Excluding regulatory measures (-161 million euros), the decrease was only 0.4%.

Revenues from Internet services continued to rise steadily (+15.9%) due to growth in ADSL broadband services. The number of consumer ADSL services rose to 8.880 million at 31 December 2009, a year-on-year increase of 6.7%. ARPU21 increased 6.8%, driven by the growth of Net (naked ADSL22), Voice over IP and digital TV offers.

The number of digital TV customers (ADSL and satellite TV) grew 45% year on year to 2.761 million at 31 December 2009. The Orange sport and Orange cinema series channels had a total of 663,000 subscribers at 31 December 2009, compared with 130,000 a year earlier. There were 8.5 million Video on Demand (VoD) purchases in 2009 (+67% year on year).

20 See glossary.

21 See glossary.

22 See glossary.

Revenues from traditional telephone services (subscriptions and traditional telephone communications) declined 10.1%, reflecting the 10.2% year-on-year decrease in the number of traditional consumer telephone subscriptions to 17.752 million at 31 December 2009.

Operator Services revenues fell 0.6% on a comparable basis: the impact of regulatory measures (-161 million euros) was largely offset by 24% year-on-year growth in the number of telephone lines rented to other carriers23 (8.736 million lines at 31 December 2009).

Other revenues from Home Communication Services decreased 16.3% on a comparable basis, reflecting the impact of the Chatel law (negative impact of 18 million euros), the discontinuation of the e-commerce business, and the decline in telephone advertising revenues and telephone handset rentals.

4th quarter 2009

Revenues for France declined 1.6% on a comparable basis and 2.3% on an historical basis to 5.919 billion euros. Excluding regulatory measures (-122 million euros), revenues rose 0.5%.

Revenues from Personal Communication Services fell 1.4% on a comparable basis to 2.704 billion euros (up 2.7% excluding regulatory measures). Business was brisk in the 4th quarter, with 980,000 new mobile services customers (net of terminations), including 383,000 contract customers. Quarterly revenues (excluding handset sales and regulatory impact) grew 4.3%, in line with third quarter growth levels (+4.5%).

 Home Communication Services revenues decreased 1.8% on a comparable basis (-0.7% excluding regulatory measures). Consumer Services registered strong growth in Internet services, while the decline in traditional telephone services revenues slowed for the second consecutive quarter. Carrier services revenues increased 1.4%, excluding regulatory measures.

EBITDA for France was 9.252 billion euros for the full year 2009, down 5.4% on a comparable basis and 6.1% on an historical basis. This was due to:

-

the provision (-461 million euros) linked to implementation of the "part time for seniors" plan for employees close to retirement age;

-

the impact of regulatory measures (-200 million euros);

-

the full-year impact of content purchases (-151 million euros);

-

the impact of the telecommunications tax and the Chatel law (-127 million euros).

These items were partially offset by the optimization of commercial expenses and the effect of cost reduction plans, particularly on overhead expenses.

EBITDA margin was 39.1%, down 2.3 points in relation to 2008 on a comparable basis. Excluding the “part time for seniors” plan provision, the margin was 41.1% in 2009, a decline of only 0.3 points compared with the previous year (41.4%).

Operating income for France fell 4.1% on a comparable basis and 5.0% on an historical basis to 7.060 billion euros. The decrease in EBITDA was partially offset by the decrease in depreciation and amortization.

Capital expenditure on tangible and intangible assets (CAPEX) in France was 2.160 billion euros in 2009, down 6.3% from the previous year (-6.2% on an historical basis). CAPEX represented 9.1% of 2009 revenues, compared with 9.8% in 2008 on a comparable basis. The fall in CAPEX was due to reduced investment in local fixed services platforms and slower growth in ADSL broadband services. In addition, increased 3G mobile investment resulted in more than 87% coverage of the French population by the end of 2009, offsetting the decreased investment in the 2G mobile network compared with 2008.

23 Completely unbundled telephone lines, naked ADSL access and wholesale telephone subscriptions.

United Kingdom24

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	5 108	5 289	5 926	(3.4)%	(13.8)%
EBITDA	939	1 080	1 204	(13.1)%	(22.0)%
EBITDA / Revenues	18.4%	20.4%	20.3%
Operating income	251	261	286	(3.5)%	(12.0)%
Operating income / Revenues	4.9%	4.9%	4.8%
CAPEX (excluding GSM and UMTS licenses)	355	405	453	(12.3)%	(21.7)%
CAPEX / Revenues	6.9%	7.6%	7.6%

Revenues for the United Kingdom decreased 13.8% on an historical basis to 5.108 billion euros in 2009, largely due to the unfavorable impact of the pound sterling exchange rate (-10.7%). On a comparable basis, revenues were down 3.4% compared with the preceding year.

Revenues from Personal Communication Services fell 2.9% on a comparable basis to 4.931 billion euros. Excluding the impact of regulatory measures (estimated at -192 million euros), revenues grew 0.9%.

The number of contract customers continued to rise steadily, with 6.903 million customers at 31 December 2009, an increase of 11.8% year on year. Contract customers made up 41.8% of the customer base at 31 December 2009, compared with 38.6% at 31 December 2008, a 3.2-point gain in one year. The total number of customers excluding MVNOs (contracts and prepaid offers) was 16.514 million at 31 December 2009, an increase of 3.2% year on year.

Revenues from data services increased 4.4% due to the rapid growth of non-messaging services. Data services represented 25.4% of network revenues in 2009, compared with 23.3% in 2008. The number of mobile broadband customers rose 60% in one year to 5.343 million at 31 December 2009, reflecting in particular the growth in Internet Everywhere25, which had a total of 380,000 customers at 31 December 2009, compared with 190,000 customers at 31 December 2008.

Revenues from Home Communication Services decreased 14.9% on a comparable basis to 235 million euros

(-24.2% on an historical basis) due to the 16.0% decline in the ADSL broadband customer base (840,000 customers at 31 December 2009). Added to this is the decrease in narrowband Internet revenues, with the number of customers (56,000 at 31 December 2009) falling more than 50% in one year.

4th quarter 2009

Revenues for the United Kingdom decreased 8.5% on an historical basis to 1.290 billion euros, of which -7.4% was linked to the unfavorable impact of the pound sterling exchange rate. On a comparable basis, the decline was 1.2%, a significant improvement (+5.9 points) compared with the 3rd quarter performance (-7.1%).

In detail, revenues in Personal Communication Services fell just 0.7%, compared with a decline of 6.8% in the 3rd quarter. Excluding regulatory measures, PCS revenues increased 4.4% after falling 1.9% in the previous quarter. Fourth quarter 2009 revenues benefited from the steady growth in data services and from the improvement in voice services. In addition, the recovery of the customer base that began in the third quarter continued with 404,000 new customers (net of terminations), including 266,000 contract customers.

Home Communication Services decreased 12.9% on a comparable basis due to the declining ADSL customer base.

24 Following the announcement in September 2009 of the merger of Orange (France Telecom) and T-Mobile (Deutsch Telekom) operations in the United Kingdom, the United Kingdom segment is considered to be a discontinued operation. The United Kingdom operating segment is nonetheless presented as an operating segment in the business segment section of the consolidated financial statements.

25 See glossary.

EBITDA for the United Kingdom was 939 million euros in 2009, a 22.0% decline on an historical basis (of which -13.7% is attributable to the unfavorable impact of the pound sterling exchange rate) and a 13.1% decline on a comparable basis. The EBITDA margin was 18.4%, down 2.0 points versus 2008 (-1.9 point on an historical basis). The impact of regulatory measures and increased customer acquisition and retention costs explain the reduction in EBITDA margin between the two years.

Operating income for the United Kingdom was down 3.5% on a comparable basis and down 12.0% on an historical basis to 251 million euros. The decline in EBITDA was largely offset by the decrease in depreciation and amortization.

Capital expenditure on tangible and intangible assets (CAPEX) in the United Kingdom was 355 million euros in 2009, down 12.3% on a comparable basis (-21.7% on an historical basis, of which -10.7% was linked to the unfavorable impact of the pound sterling exchange rate). CAPEX represented 6.9% of 2009 revenues, compared with 7.6% in 2008. The decrease in CAPEX on a comparable basis was related to the capital expenditure optimization and reduction plan introduced in 2009 to take into account the business slowdown.

Spain

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	3 887	4 067	4 067	(4.4)%	(4.4)%
EBITDA	729	614	614	18.8%	18.8%
EBITDA / Revenues	18.8%	15.1%	15.1%
Operating income	(274)	(630)	(630)	(56.5)%	(56.5)%
Operating income / Revenues	(7.0)%	(15.5)%	(15.5)%
CAPEX (excluding GSM and UMTS licenses)	440	569	569	(22.6)%	(22.6)%
CAPEX / Revenues	11.3%	14.0%	14.0%

Revenues for Spain were 3.887 billion euros in 2009, down 4.4% on both an historical basis and a comparable basis. Excluding regulatory measures (-177 million euros), revenue growth was essentially flat compared with the previous year at -0.1%.

Revenues from Personal Communication Services decreased 4.3% to 3.216 billion euros. Excluding regulatory measures, PCS revenues increased 1.0% year on year. The decline in voice and messaging services was more than offset by:

-

the 4.4% increase in the total number of customers, excluding MVNOs (contracts and prepaid offers), which came to 11.879 million at 31 December 2009; the number of contract customers increased 3.5% (6.657 million at 31 December 2009) and the number of prepaid customers increased 5.7% year on year (5.221 million at 31 December 2009);

-

26% growth in data services revenues, excluding messaging, with the number of mobile broadband customers up 57% in one year to 5.119 million at 31 December 2009, and growth in Internet/Business Everywhere, which had a total of 352,000 customers at 31 December 2009, compared with 185,000 customers at 31 December 2008; and

-

41% growth in one year in the MVNO customer base, which was 752,000 customers at 31 December 2009, compared with 533,000 at 31 December 2008.

Revenues from Home Communication Services, at 671 million euros, were down 4.9%, reflecting the downturn in business services, carrier services and, to a lesser extent, consumer ADSL services. The 6.7% drop in the customer base in one year (1.086 million customers at 31 December 2009) was partially offset by:

-

the growing share of ADSL subscriptions sold unbundled from the telephone line (81% at 31 December 2009, compared with 72%, for growth of 7 points in one year); and

-

43% growth year on year in the number of customers for Voice over IP services (446,000 customers at 31 December 2009).

4th quarter 2009

Revenues for Spain were 961 million euros, down 3.3% on both an historical basis and a comparable basis. Excluding regulatory measures, revenues increased 1.9%, after decreasing 0.2% in the 3rd quarter and decreasing 1.4% in the 2nd quarter.

The improvement is linked to revenues from Personal Communication Services, which rose 4.8% (excluding regulatory measures) in the 4th quarter, after rising 1.0% in the 3rd quarter and falling 0.5% in the 2nd quarter. Mobile services benefitted in particular from:

-

the increase in the customer base, with 259,000 new customers (net of terminations) in the 4th quarter, including 138,000 service contracts and 120,000 prepaid offers; and

-

the strong growth in non-messaging data services, with data services rising 17% in the 4th quarter of 2009.

EBITDA for Spain was 729 million euros in 2009, up 18.8% on both a comparable and an historical basis. The EBITDA margin was 18.8%, an improvement of 3.7 points compared with the previous year due to lower interconnection costs, commercial expenses and restructuring costs, partially offset by the decline in revenues.

Operating income for Spain was -274 million euros in 2009, a 56.5% improvement on an historical and a comparable basis. Most of this comes from EBITDA growth and recognition of goodwill impairment in 2008 (impact of -140 million euros).

Capital expenditure on tangible and intangible assets (CAPEX) in Spain was 440 million euros in 2009, down 22.6% from the previous year on both an historical basis and a comparable basis. It represents 11.3% of revenues in 2009, compared with 14.0% in 2008. The decrease in CAPEX is linked to reduced investment in 2G and 3G mobile network capacity and ADSL broadband services, reflecting the business downturn.

Poland

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	3 831	4 202	5 184	(8.8)%	(26.1)%
EBITDA	1 462	1 740	2 146	(16.0)%	(31.9)%
EBITDA / Revenues	38.2%	41.4%	41.4%
Operating income	95	765	943	(87.5)%	(89.9)%
Operating income / Revenues	2.5%	18.2%	18.2%
CAPEX (excluding GSM and UMTS licenses)	500	597	736	(16.2)%	(32.0)%
CAPEX / Revenues	13.1%	14.2%	14.2%

Revenues for Poland were 3.831 billion euros. The 26.1% decrease on an historical basis largely reflected the unfavorable impact of the zloty exchange rate, estimated at -18.9%. Revenues from Poland declined 8.8% on a comparable basis. Excluding the impact of regulatory measures (-239 million euros), revenues fell 3.3% on a comparable basis.

Revenues from Personal Communication Services were 1.792 billion euros, a 10.2% drop on a comparable basis, mainly reflecting the impact of regulatory measures (-179 million euros). Excluding regulatory measures, the downturn was only 1.3%.

The number of contract customers (6.624 million at 31 December 2009) rose 7.4% year on year and represented 48.3% of the total customer base, a 4.8-point improvement in relation to 31 December 2008.

The total number of customers, excluding MVNOs, was 13.714 million at 31 December 2009, a 3.3% decline.

Revenues from Home Communication Services were 2.281 million euros, down 5.3% on a comparable basis. Excluding the impact of regulatory measures, revenues fell 2.2%. The decrease in traditional telephone services linked to the migration towards mobile usage was offset to a large extent by the growth in ADSL broadband services, business data services and carrier services.

The number of broadband customers grew 3.7% year on year to 2.272 million. In addition, the number of digital TV customers (ADSL and satellite) more than tripled in one year to 372,000 customers at 31 December 2009, compared with 113,000 customers at 31 December 2008.

4th quarter 2009

Revenues for Poland were 961 million euros, down 21.1% on an historical basis, of which 10.0% was due to the unfavorable impact of the zloty exchange rate. On a comparable basis, revenues fell 12.4% and reflected the impact of regulatory measures (-74 million euros). Excluding that impact, revenues fell 6.1%.

Mobile services, excluding regulatory measures, declined 4.3%. The contract customer base continued to climb, however, with 116,000 customers added (net of terminations) in the 4th quarter of 2009. The 5.2% decrease in fixed services, excluding regulatory measures, reflected slowing growth in ADSL and the continued downward trend in the number of telephone lines.

EBITDA for Poland was 1.462 billion euros for the full-year 2009, a 31.9% decline on an historical basis (of which 19.0% was due to the unfavorable impact of exchange rates) and a 16.0% decline on a comparable basis.  The EBITDA margin was 38.2%, with the decrease limited to 3.2 points year on year through cost reduction and optimization programs.

Operating income for Poland was 95 million euros in 2009, compared with 765 million euros in 2008 on a comparable basis (943 million euros on an historical basis). The sharp decline registered in 2009 was primarily due to a goodwill impairment of 400 million euros and a 278 million euro decrease in EBITDA between the two years.

Capital expenditure on tangible and intangible assets (CAPEX) in Poland was 500 million euros in 2009, down 32.0% on an historical basis (of which 18.9% was linked to the unfavorable impact of the zloty exchange rate).

CAPEX fell 16.2% on a comparable basis, due to the optimization of investments in 2G mobile services capacity, IT and service platforms. This impact was partially offset by increased investments in ADSL broadband services and satellite TV equipment. CAPEX represented 13.1% of revenues in 2009, compared with 14.2% in 2008.

Rest of World

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	8 308	8 409	8 322	(1.2)%	(0.2)%
EBITDA	3 237	3 491	3 446	(7.3)%	(6.0)%
EBITDA / Revenues	39.0%	41.5%	41.4%
Operating income	1 910	2 164	2 134	(11.7)%	(10.5)%
Operating income / Revenues	23.0%	25.7%	25.6%
CAPEX (excluding GSM and UMTS licenses)	1 405	1 591	1 582	(11.7)%	(11.2)%
CAPEX / Revenues	16.9%	18.9%	19.0%

Revenues for the Rest of World segment were 8.308 billion euros in 2009, down 0.2% on an historical basis, including the favorable impact of exchange rates (+1.3%) and changes in the scope of consolidation (-0.2%). Revenues fell 1.2% on a comparable basis. Excluding regulatory measures (-157 million euros), revenues rose 0.7%:

-

in Africa and the Middle East, revenues increased 5.2% (+5.8% excluding regulatory measures), driven by Egypt, Côte d’Ivoire and new operations in Africa26, which rose sharply (+23%);

-

in Western Europe, revenues grew 1.1% (+3.1% excluding regulatory measures), driven by 1.9% growth in Belgium (+4.2% excluding regulatory measures);

-

in Eastern Europe, revenues declined 12.9% (-9.7% excluding regulatory measures), largely due to the 19.5% decline in revenues in Romania (-16.7% excluding regulatory measures).

The number of mobile services customers continued to climb sharply (+16.5%), to 64.2 million customers at 31 December 2009, with 9.1 million customers added in one year (net of terminations), including 1.2 million customers from new operations in Africa.

4th quarter 2009

Revenues fell 1.0% on a comparable basis (-7.4% on an historical basis) to 2.118 billion euros. Excluding regulatory measures (-57 million euros), revenues grew 1.6% after falling 0.9% in the 3rd quarter. The 4th quarter rebound was primarily driven by Belgium (+8.7% excluding regulatory measures), whereas Romania reported a decline in revenues in line with the 3rd quarter (-20.5% excluding regulatory measures).

EBITDA for the Rest of World segment was 3.237 billion euros for the full year 2009, a 7.3% decrease on a comparable basis (-6.0% on an historical basis). The EBITDA margin was 39.0%, down 2.5 points on a comparable basis. The decrease in EBITDA on a comparable basis was attributable to Europe (particularly Romania and Belgium) and to start-up costs for new operations in Uganda and Armenia.

Operating income for the Rest of World segment was down 11.7% on a comparable basis and down 10.5% on an historical basis to 1.910 billion euros, reflecting the drop in EBITDA. The increased impairment was offset by decreased depreciation and amortization.

Capital expenditure on tangible and intangible assets (CAPEX) in the Rest of World segment was 1.405 billion euros, an 11.7% decline on a comparable basis, 11.2% on an historical basis, due to lower capital spending related to the expansion of mobile networks in mature markets, partially offset by investment in new operations, most notably in Armenia and Uganda.

Rest of World CAPEX made up 16.9% of revenues in 2009, compared with 18.9% for the previous year on a comparable basis (19.0% on an historical basis).

26 New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Enterprise

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	7 559	7 834	7 785	(3.5)%	(2.9)%
EBITDA	1 501	1 578	1 508	(4.9)%	(0.4)%
EBITDA / Revenues	19.9%	20.1%	19.4%
Operating income	1 124	1 184	1 115	(5.1)%	0.8%
Operating income / Revenues	14.9%	15.1%	14.3%
CAPEX (excluding GSM and UMTS licenses)	299	356	356	(16.2)%	(16.2)%
CAPEX / Revenues	4.0%	4.5%	4.6%

Revenues for the Enterprise segment were 7.559 billion euros in 2009, down 2.9% from the previous year on an historical basis, including the favorable impact of exchange rates (+0.6%).

On a comparable basis, revenues for the year in the Enterprise segment were down 3.5%. Excluding network equipment sales, revenues for the year were down 2.3%, reflecting the downturn in business since the 2nd quarter of 2009 due to the economic slowdown.

Business Network Legacy revenues declined 8.4% for the year on a comparable basis, due to:

-

the 8.2% decrease in traditional fixed telephone services linked to the decrease in the number of telephone lines, the downturn in the volume of traditional telephone communications traffic, and the decline in customer relations revenues (call centers) due to the impact of the Chatel law in France and internet substitution of its services; and

-

the 9.1% downturn in revenues from legacy data services, with the migration of enterprise networks to more recent technologies continuing in 2009 at the same pace as in the previous year.

Advanced Business Networks revenues increased 4.1% on a comparable basis, reflecting strong growth in high bandwidth solutions, such as MAN Ethernet and Ethernet LINK and internet services such as voice over IP. IP-VPN offers are reaching maturity, with 323,000 subscribers at 31 December 2009, for a slight year-on-year increase (+0.5%).

Extended Business Services revenues increased 1.6% in 2009 on a comparable basis, despite an IT services market that industry analysts agree is on a downward trend.

Other Business Services revenues were down 9.5% on a comparable basis, linked to the significant decline in network equipment sales. Excluding this impact, Other Business Services revenues increased 5.2%, reflecting steady growth in broadcasting services.

4th quarter 2009

Quarterly revenues were 1.900 billion euros, a 5.5% decrease compared with the 4th quarter of 2008 on a comparable basis, mirroring the 5.0% decline in the 3rd quarter, as difficult economic conditions continued. Excluding network equipment sales, revenues were down 4.2%, after falling 3.9% in the 3rd quarter.

Business Network Legacy: revenues fell 11.2% due to the downward trend in this market.

Advanced Business Networks: strong growth in Voice over IP and high bandwidth infrastructure services pushed revenues up 4.6%.

Extended Business Services: the increased drop in revenues in the 4th quarter (-3.4%, after falling 0.9% in the 3rd quarter) reflected the unfavorable trend in the Enterprise services market.

Other Business Services: the 10.1% decrease in revenues is linked to the decline in network equipment sales. Excluding this impact, Other Business Services rose by 5.6%, driven by broadcasting services.

EBITDA in the Enterprise segment was 1.501 billion euros for the full year of 2009. On an historical basis, the decline was limited to 0.4% compared with the previous year due to the favorable impact of exchange rates (+4.7%).

On a comparable basis, EBITDA declined 4.9% and the EBITDA-to-revenues ratio was 19.9%, a decline of only 0.2 points compared with the previous year. This reflected the impact of:

-

the telecommunications tax as of 7 March 2009 (-31 million euros);

-

the introduction of the Chatel law (-30 million euros); and

-

the recognition of a provision linked to the "part time for seniors" plan in France (-28 million euros).

These factors were more than offset by the adjustment to operating costs, in line with the business slowdown, and improved gross margins in connectivity and services.

Operating income for the Enterprise segment was 1.124 billion euros, an increase of 0.8% on an historical basis linked to the favorable impact of exchange rates. On a comparable basis, the 5.1% decline reflected changes in EBITDA, with depreciation and amortization remaining generally stable compared with the previous year.

Capital expenditure on tangible and intangible assets (CAPEX) in the Enterprise segment was 299 million euros, down 16.2% on an historical and a comparable basis, due to a more selective investment policy and the slowdown in service business growth.

International Carriers and Shared Services

In millions of euros	year ended 31 December
	2009	2008	2008	09 / 08	09 / 08
		comparable basis (unaudited)	historical basis	comparable basis	historical basis
Revenues	1 388	1 345	1 349	3.2%	2.9%
EBITDA	(1 399)	(371)	(444)	-	-
EBITDA / Revenues	(100.8)%	(27.7)%	(33.0)%
Operating income	(2 068)	(934)	(1 007)	121.4%	105.2%
Operating income / Revenues	(149.0)%	(69.5)%	(74.7)%
CAPEX (excluding GSM and UMTS licenses)	500	864	869	(42.2)%	(42.4)%
CAPEX / Revenues	36.0%	64.3%	64.4%

Revenues increased 3.2% on a comparable basis (+2.9% on an historical basis) to 1.388 billion euros in 2009.

Revenues for International Carrier Services rose 4.2% on a comparable basis and 3.1% on an historical basis to 1.208 billion euros. The increase was from international transit services, which made up almost half the revenues in International Carrier Services.

Revenues for Shared Services fell 3.1% on a comparable basis (+1.6% on an historical basis), to 180 million euros, largely due to a decline in revenues from online games, partially offset by growth in the cinematic co-production business.

EBITDA declined to -1.399 billion euros in 2009, compared with -371 million euros in 2008 on a comparable basis. Most of the decrease between the two years was due to:

-

the 964 million euro expense linked to the dispute regarding the special corporate tax regime prior to 2003;

-

the full-year impact of content expenses related to the launch of the Orange sports channels in August 2008 and Orange cinema series in November 2008 (-164 million euros);

-

a -80 million euro provision linked to the roll-out of the "part time for seniors" plan for employees close to retirement age.

These items were partially offset by the reversal of the impairment linked to the Sonaecom27 shares (46 million euros) and by the savings generated by the cost optimization program.

Operating income was -2.068 billion euros in 2009, compared with -934 million euros in 2008 on a comparable basis (-1.007 billion euros on an historical basis). The deterioration between the two periods was essentially related to the decline in EBITDA and, to a lesser extent, to the increase in depreciation and amortization linked among other things to service platform operations, particularly in the Voice over IP and television sectors.

Capital expenditure on tangible and intangible assets (CAPEX) fell 364 million euros to 500 million euros in 2009, from 864 million euros in 2008. Excluding the one-off transaction to purchase operating premises in France carried out in 2008 for 163 million euros, most of the decrease concerned IT investments.

27 Mobile services in Portugal.

calendar of upcoming events

•

29 April 2010: 1st quarter 2010 results

•

29 July, 2010: 2nd quarter 2010 results

•

28 October 2010: 3rd quarter 2010 results

contacts

press contacts: +33 1 44 44 93 93 Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Tom Wright tom.wright@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com financial communication contacts: +33 1 44 44 04 32

(analysts and investors)

Vincent Benoit

vincent.benoit@orange-ftgroup.com

Xavier Pichon

xavier.pichon@orange-ftgroup.com

Reza Samdjee

reza.samdjee@orange-ftgroup.com

Aurélie Jolion

aurelie.jolion@orange-ftgroup.com

for further information

The slide presentation prepared for the publication of the 2009 annual results may be viewed on the France Telecom websites:

www.orange.com

www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

 (in millions of euros, except for figures related to shares)

	Year ended 31 December 2009	Year ended 31 December 2008

Consolidated revenues	45 944	47 699
External purchases	(19 170)	(19 893)
Other operating income	560	604
Other operating expenses	(2 288)	(2 110)
Labor expenses	(9 094)	(8 536)
of which provision for “part time for seniors” plan	(569)	-
of which employee profit-sharing and share based compensation	(350)	(400)
Gains (losses) on disposals of assets	(4)	(29)
Restructuring costs	(213)	(442)
Share of profits (losses) from associates	23	(210)
General Court decision of 30 November 2009	(964)	-
EBITDA	14 794	17 083
Depreciation and amortization	(6 417)	(6 859)
Impairment of goodwill	(449)	(270)
Impairment of fixed assets	(69)	(9)
Operating income	7 859	9 945
Cost of gross financial debt	(2 293)	(3 074)
Income and expenses on net debt assets	133	267
Foreign exchange gains (losses)	(65)	(54)
Other financial income and expenses	(74)	(96)
Finance costs, net	(2 299)	(2 957)
Corporate tax	(2 295)	(2 899)
Net income from continuing operations	3 265	4 089
Net income from discontinued operations	200	403
Consolidated net income	3 465	4 492
Net income attributable to equity holders of the parent	2 997	4 069
Net income attributable to non-controlling interests	468	423

Earnings per share (in euros)

Net income from continuing operations attributable to equity holders of the parent
- basic	1.06	1.40
- diluted	1.06	1.39

Net income from discontinued operations attributable to equity holders of the parent
- basic	0.08	0.15
- diluted	0.08	0.15

Net income attributable to equity holders of the parent
- basic	1.13	1.56
- diluted	1.13	1.54

appendix 2: consolidated balance sheet

 (in millions of euros)

	at 31 December 2009	at 31 December 2008
ASSETS
Goodwill	28 173	30 301
Other intangible assets	10 376	14 451
Property, plant and equipment	24 321	26 534
Interests in associates	292	172
Available for sale assets	221	203
Non-current loans and receivables	2 555	1 554
Non-current financial assets at fair value through profit or loss	199	106
Non-current hedging derivatives assets	180	624
Other non-current assets	32	32
Deferred tax assets	3 739	5 142
Total non-current assets	70 088	79 119

Inventories	632	976
Trade receivables	5 494	6 163
Current loans and other receivables	1 088	63
Current financial assets at fair value through profit / loss, excl. cash equivalents	92	721
Current hedging derivatives assets	18	75
Other current assets	1 849	2 143
Current tax assets	142	144
Prepaid expenses	428	581
Cash equivalents	2 911	3 766
Cash	1 038	1 034
Total current assets	13 692	15 666

Assets held for sale	8 264	-
TOTAL ASSETS	92 044	94 785
EQUITY AND LIABILITIES
Share capital	10 595	10 460
Additional paid-in capital	15 730	15 325
Retained earnings (deficit)	(304)	1 305
Equity attributable to equity holders of the parent	26 021	27 090
Equity attributable to non-controlling interests	2 727	3 598
Total equity	28 748	30 688

Non-current trade payables	446	498
Non-current financial liabilities at amortized cost, excluding trade payables	30 869	31 782
Non-current financial liabilities at fair value through profit or loss	614	495
Non-current hedging derivatives liabilities	693	650
Non-current employee benefits	1 077	559
Non-current provisions	1 010	1 262
Other non-current liabilities	573	711
Deferred tax liabilities	1 090	1 288
Total non-current liabilities	36 372	37 245

Current trade payables	7 795	9 519
Current financial liabilities at amortized cost, excluding trade payables	6 333	8 236
Current financial liabilities at fair value through profit or loss	1 155	913
Current hedging derivatives liabilities	1	2
Current employee benefits	1 700	1700
Current provisions	1 245	1 453
Other current liabilities	2 724	1 989
Current tax payables	305	277
Deferred income	2 486	2 763
Total current liabilities	23 744	26 852
Liabilities related to assets held for sale	3 180
TOTAL EQUITY AND LIABILITIES	92 044	94 785

appendix 3: consolidated statement of cash flows and organic cash flow

(in millions of euros)

	at 31 December 2009	at 31 December 2008
operating activities
Consolidated net income	3 465	4 492
Adjustments to reconcile net income (loss) to funds generated from operations	12 353	13 488
Changes in inventories, trade receivables and trade payables	(167)	613
Other changes in working capital requirements	942	(454)
Other cash outflows, net	(2 209)	(3 140)
Net cash provided by operating activities	14 384	14 999
of which net cash provided by discontinued operations	941	1 140
investing activities
Acquisitions (disposals) of property, plant and equipment and intangible assets	(6 034)	(6 983)
Acquisitions of investment securities, net of cash acquired	(1 532)	(761)
Proceeds from sales of investment securities, net of cash transferred	14	56
Decrease (increase) in marketable securities and other long-term assets	521	(347)
Net cash used in investing activities	(7 031)	(8 035)
of which net cash provided by discontinued operations	(406)	(463)
financing activities
Issuances of bonds convertible, exchangeable or redeemable into shares and other long-term debt	5 110	5 486
Redemptions and repayments of bonds convertible, exchangeable or redeemable into shares and other long-term debt, repayment of the equity share of hybrid debt	(7 450)	(7 103)
Increase (decrease) in bank overdrafts and short-term borrowings	(1 215)	968
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	(590)	672
Exchange rate effects on derivatives, net	(360)	(378)
Purchase of treasury shares	(7)	(35)
Change in share capital	4	(89)
Dividends paid to equity holders of the parent	(3 141)	(4 949)
Dividends paid to non-controlling interests	(611)	(629)
Net cash used in financing activities	(8 260)	(6 057)
of which net cash provided by discontinued operations	(554)	(663)

Net change in cash and cash equivalents	(907)	907
Effect of exchange rate changes on cash and cash equivalents	56	(132)
Cash and cash equivalents at beginning of period	4 800	4 025
Cash and cash equivalents at end of period	3 949	4 800
organic cash flow
EBITDA - CAPEX	10 062	11 461
Interest paid and net impact of currency swaps (net of dividends and interest income received)	(1 589)	(2 262)
Income tax paid	(620)	(878)
Change in total working capital requirement	775	159
Increase (decrease) in accounts payable to fixed asset suppliers, excluding licenses (CAPEX)	(375)	(140)
Telecommunication licenses (net of change in telecommunication license payables)	(93)	(209)
Proceeds from sales of property, plant and equipment and intangible assets	93	233
Other items	97	(348)
Organic cash flow	8 350	8 016
of which cash flow attributable to equity holders of the parent	7 617	7 253
of which cash flow attributable to non-controlling interests	733	763

appendix 4: change in net financial debt28 from 2008 to 2009

(in millions of euros)
Net financial debt at 31 December 2008	35 859

Organic cash flow	(8 350)
Dividends paid to equity holders of the parent	3 141
payment of the balance of the dividend for 2008, i.e. 0.80 euro per share excluding payment in shares	1 553
payment of interim dividends for 2009 (0.60 euro per share)	1 588
Impact of takeover bid on ECMS shares*	1 082
Net impact of the acquisition of 18.4% of France Telecom España**	577
Dividends paid and changes in capital related to non-controlling interests	609
Other acquisitions and proceeds from the sale of investment securities, net of cash acquired/transferred	131
Other items ***	892
Total net financial debt at 31 December 2009	33 941

*

Leading Egyptian carrier that markets its services under the brand name Mobinil. On 10 December 2009, the Egyptian financial market authority, EFSA, authorized France Telecom to make a takeover bid on the 49 million shares of ECMS not held by Mobinil, at the price of 245 Egyptian pounds per share, or 1.518 billion euros at 31 December 2009. At the request of Orascom, this authorization was suspended in emergency proceedings on 13 January 2010 by the administrative court of Cairo, to which an application on the merits of annulment of EFSA’s approval has now been referred. The court’s decision is expected in the 1st quarter of 2010.

Pending the decision on the merits, this transaction is recognized in the Group’s financial statements for the year ended 31 December 2009 as follows:

-

recognition of debt of 1.082 billion euros for the portion related to the indirect minority interests in ECMS reflected in the consolidated financial statements of France Telecom,

-

recognition of a new contractual commitment in the amount of 436 million euros for the portion related to the indirect minority interests not recognized by the Group.

**

Acquisition of 18.4% of FT España for 1.387 billion euros, partially offset by termination of the 810 million euro price guarantee given to minority shareholders of FT España.

***

Primarily foreign exchange impact.

28 Including Orange in the United Kingdom

appendix 5: analysis of consolidated EBITDA

full-year data

(in millions of euros)	2009	2008 comparable basis (unaudited)	2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

Revenues	45 944	46 800	47 699	(1.8)	(3.7)
External purchases	(19 170)	(19 444)	(19 893)	(1.4)	(3.6)
in % of revenues	41.7%	41.5%	41.7%	0.2 pt	0.0 pt
of which:
Purchases from and fees paid to carriers	(6 206)	(6 444)	(6 566)	(3.7)	(5.5)
in % of revenues	13.5%	13.8%	13.8%	(0.3 pt)	(0.3 pt)
Other network expenses and IT costs	(2 660)	(2 701)	(2 740)	(1.5)	(2.9)
in % of revenues	5.8%	5.8%	5.7%	0.0 pt	0.1 pt
Overheads, property, other external expenses and capitalized production	(3 548)	(3 533)	(3 632)	0.5	(2.3)
in % of revenues	7.7%	7.5%	7.6%	0.2 pt	0.1 pt
Commercial expenses and content purchases	(6 756)	(6 766)	(6 955)	(0.2)	(2.9)
in % of revenues	14.7%	14.5%	14.6%	0.2 pt	0.1 pt
Labor expenses	(9 094)	(8 405)	(8 536)	8.2	6.5
in % of revenues	19.8%	18.0%	17.9%	+1.8 pt	1.9 pt
Other operating income and expenses	(2 692)	(1 464)	(1 506)	-	-
Gains (losses) on disposals of assets	(4)	(32)	(29)	-	-
Restructuring expenses	(213)	(411)	(442)	-	-
Income from associates	23	(212)	(210)	-	-

EBITDA	14 794	16 832	17 083	(12.1)	(13.4)
in % of revenues	32.2%	36.0%	35.8%	(3.8 pts)	(3.6 pts)

Restated EBITDA[29]	16 327	16 832	17 083	(3.0)	(4.4)
in % of revenues	35.5%	36.0%	35.8%	(0.5 pt)	(0.3 pt)

29 Restated EBITDA excludes the following two non-recurring items, which had no impact on the Group’s cash position in 2009:

-

an expense of 964 million euros related to the decision by the General Court of the European Union concerning the special corporate tax regime applied to France Telecom in France prior to 2003 (recognized in “other operating expenses”);

-

the creation of a provision in the amount of 569 million euros for the establishment of the “part time for seniors” plan following the agreement on employment of personnel close to retirement age signed in November 2009 (recognized in “labour expenses”).

quarterly data

(in millions of euros)	4th quarter 2009	4th quarter 2008 comparable basis (unaudited)	4th quarter 2008 historical basis	Change comparable basis (in %)	Change historical basis (in %)

Revenues	11 540	11 929	12 254	(3.3)	(5.8)
External purchases	(5 131)	(5 363)	(5 550)	(4.2)	(7.5)
in % of revenues	44.5%	44.9%	45.3%	(0.4 pt)	(0.8 pt)
of which:
Purchases from and fees paid to carriers	(1 499)	(1 673)	(1 730)	(10.4)	(13.3)
in % of revenues	13.0%	14.0%	14.1%	(1.0 pt)	(1.1 pt)
Other network expenses and IT costs	(692)	(716)	(726)	(3.3)	(4.7)
in % of revenues	6.0%	6.0%	5.9%	0.0 pt	0.1 pt
Property, overheads, other external expenses and capitalized production	(918)	(920)	(967)	(0.1)	(5.0)
in % of revenues	8.0%	7.7%	7.9%	0.3 pt	0.1 pt
Commercial expenses and content purchases	(2 021)	(2 045)	(2 127)	(1.2)	(5.0)
in % of revenues	17.5%	17.1%	17.4%	0.4 pt	0.1 pt
Labor expenses	(2 780)	(2 132)	(2 174)	30.4	27.8
in % of revenues	24.1%	17.9%	17.7%	6.2 pts	6.4 pts
Other operating income and expenses	(1 422)	(264)	(292)	-	-
Gains (losses) on disposals of assets	15	(95)	(106)	-	-
Restructuring expenses	(88)	(177)	(206)	-	-
Income from associates	5	(201)	(203)	-	-

EBITDA	2 141	3 707	3 722	(42.3)	(42.5)
in % of revenues	18.5%	31.1%	30.4%	(12.6 pts)	(11.9 pt)

Restated EBITDA[30]	3 674	3 707	3 722	(0.9)	(1.3)
in % of revenues	31.8%	31.1%	30.4%	0.7 pt	1.4 pt

30 Restated EBITDA excludes the following two non-recurring items, which had no impact on the Group’s cash position in 2009:

-

an expense of 964 million euros related to the decision by the General Court of the European Union concerning the special corporate tax regime applied to France Telecom in France prior to 2003 (recognized in “other operating expenses”);

-

the creation of a provision in the amount of 569 million euros for the establishment of the “part time for seniors” plan following the agreement on employment of personnel close to retirement age signed in November 2009 (recognized in “labour expenses”).

appendix 6: revenues by business segment

full-year data

(in millions of euros)	2009	2008 comparable basis	2008 historical basis	change comparable basis (in %)	change historical basis (in %)

France
Personal Communication Services	10 757	10 489	10 506	2.6	2.4
Home Communication Services	14 076	14 287	14 374	(1.5)	(2.1)
Consumer Services	8 734	8 783	8 795	(0.6)	(0.7)
Carrier Services	4 644	4 670	4 684	(0.6)	(0.9)
Other HCS revenues	698	834	895	(16.3)	(22.0)
Eliminations	(1 194)	(1 149)	(1 154)	-	-
Total France	23 639	23 627	23 726	0.1	(0.4)

United Kingdom
Personal Communication Services	4 931	5 077	5 688	(2.9)	(13.3)
Home Communication Services	235	277	311	(14.9)	(24.2)
Eliminations	(59)	(65)	(73)	-	-
Total United Kingdom	5 108	5 289	5 926	(3.4)	(13.8)

Spain
Personal Communication Services	3 216	3 362	3 362	(4.3)	(4.3)
Home Communication Services	671	705	705	(4.9)	(4.9)
Total Spain	3 887	4 067	4 067	(4.4)	(4.4)

Poland
Personal Communication Services	1 792	1 995	2 460	(10.2)	(27.2)
Home Communication Services	2 281	2 408	2 972	(5.3)	(23.2)
Eliminations	(242)	(201)	(248)	-	-
Total Poland	3 831	4 202	5 184	(8.8)	(26.1)

Rest of World	8 308	8 409	8 322	(1.2)	(0.2)

Enterprise
Business Network Legacy	3 167	3 459	3 444	(8.4)	(8.0)
Advanced Business Network	2 166	2 081	2 054	4.1	5.4
Extended Business Services	1 371	1 349	1 338	1.6	2.4
Other Business services	856	945	949	(9.5)	(9.8)
Total Enterprise	7 559	7 834	7 785	(3.5)	(2.9)

International Carriers and Shared Services
International Carriers	1 208	1 159	1 171	4.2	3.1
Shared Services	180	186	178	(3.1)	1.6
International Carriers and Shared Services	1 388	1 345	1 349	3.2	2.9

Inter-segment eliminations	(2 768)	(2 816)	(2 871)	-	-

Total Group including United Kingdom	50 952	51 957	53 488	(1.9)	(4.7)
United Kingdom	(5 108)	(5 289)	(5 926)	-	-
Cash flows between the Group and the United Kingdom segment	100	132	137	-	-

Total France Telecom group	45 944	46 800	47 699	(1.8)	(3.7)

quarterly data

(in millions of euros)	4th quarter 2009	4th quarter 2008 comparable basis	4th quarter 2008 historical basis	change comparable basis (in %)	change historical basis (in %)

France
Personal Communication Services	2 704	2 741	2 747	(1.4)	(1.6)
Home Communication Services	3 507	3 573	3 612	(1.8)	(2.9)
Consumer Services	2 180	2 186	2 186	(0.2)	(0.3)
Carrier Services	1 161	1 186	1 189	(2.1)	(2.3)
Other HCS revenues	165	202	237	(18.0)	(30.1)
Eliminations	(292)	(301)	(303)	-	-
Total France	5 919	6 013	6 056	(1.6)	(2.3)

United Kingdom
Personal Communication Services	1 248	1 256	1 357	(0.7)	(8.0)
Home Communication Services	55	64	69	(12.9)	(19.7)
Eliminations	(14)	(15)	(16)	-	-
Total United Kingdom	1 290	1 305	1 410	(1.2)	(8.5)

Spain
Personal Communication Services	799	814	814	(1.7)	(1.7)
Home Communication Services	162	181	181	(10.3)	(10.4)
Total Spain	961	994	994	(3.3)	(3.3)

Poland
Personal Communication Services	451	527	586	(14.3)	(22.9)
Home Communication Services	570	628	697	(9.2)	(18.3)
Eliminations	(61)	(58)	(65)	-	-
Total Poland	961	1 097	1 218	(12.4)	(21.1)

Rest of World	2 118	2 140	2 287	(1.0)	(7.4)

Enterprise
Business Network Legacy	764	859	866	(11.2)	(11.9)
Advanced Business Network	546	522	532	4.6	2.6
Extended Business Services	363	376	382	(3.4)	(4.9)
Other Business services	227	253	261	(10.1)	(13.1)
Total Enterprise Communication Services	1 900	2 010	2 042	(5.5)	(6.9)

International Carriers and Shared Services
International Carriers	298	314	316	(5.1)	(5.8)
Shared Services	51	66	59	(23.1)	(14.4)
International Carriers and Shared Services	349	380	375	(8.3)	(7.2)

Inter-segment eliminations	(689)	(735)	(748)	-	-

Total Group including the United Kingdom	12 808	13 204	13 634	(3.0)	(6.1)
United Kingdom	(1 290)	(1 305)	(1 410)	-	-
Cash flows between the Group and the United Kingdom segment	22	30	30

Total France Telecom group	11 540	11 929	12 254	(3.3)	(5.8)

appendix 7: key performance indicators of France Telecom

(historical basis)	at 31 Dec. 2008	at 31 March 2009	at 30 June 2009	at 30 Sept. 2009	at 31 Dec. 2009

France Telecom Group
Total number of customers* (millions)	182.312	183.521	185.953	189.058	192.711
Personal Communication Services customers* (millions)	121.821	122.894	125 501	128.816	132.592
- of which contract customers (millions)	45.735	46.263	46.844	47.497	48.636
- of which 3G broadband customers (millions)	18.583	20.604	22.884	24.498	26.831
Home Communication Services broadband customers (millions)	12.973	13.248	13.362	13.425	13.506
- of which number of Livebox rentals (millions)	7.794	8.162	8.357	8.527	8.754
- of which Voice over IP customers (millions)	6.506	6.901	7.105	7.339	7.595
- of which IPTV and satellite TV customers (millions)	2.109	2.463	2.670	2.916	3.217
France
Personal Communication Services
Number of customers* (millions)	25.202	25.076	25.287	25.354	26.334
- of which contract customers (millions)	16.977	17.114	17.327	17.560	17.943
- of which broadband customers (millions)	11.015	11.566	12.073	12.603	13.556
Total ARPU (euros)	398	400	402	398	394
Number of MVNO customers (millions)	1.820	1.872	1.981	2.114	2.363
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	21.790	21.549	21.296	21.005	20.626
- of which naked ADSL** customers (millions)	1.998	2.239	2.390	2.590	2.821
ARPU of fixed line subscribers (euros)	32.9	33.3	33.6	33.8	34.2
Total number of ADSL broadband customers at end of period (millions)	8.326	8.540	8.639	8.763	8.880
ADSL market share at end of period (%) ***	49.4	49.2	48.7	48.3	47.8
Number of Livebox rentals (millions)	6.544	6.806	6.991	7.154	7.347
Number of Voice over IP customers (millions)	5.774	6.135	6.339	6.580	6.816
Number of IPTV and satellite TV customers (millions)	1.909	2.166	2.339	2.547	2.761
Carrier market
Total number of fixed lines in the Carriers market (millions)	7.073	7.481	7.888	8.260	8.736
- of which total unbundling (millions)	4.939	5.310	5.664	6.002	6.414
- of which wholesale naked ADSL rental ** (millions)	1.186	1.232	1.250	1.232	1.245
- of which wholesale line rentals (millions)	0.948	0.939	0.974	1.026	1.076
United Kingdom
Personal Communication Services
Number of customers* (millions)	15.995	15.850	15.853	16.110	16.514
- of which contract customers (millions)	6.173	6.298	6.443	6.637	6.903
- of which broadband customers (millions)	3.349	3.824	4.313	4.717	5.343
Total ARPU (GBP)	272	271	266	261	257
Home Communication Services
Number of ADSL broadband customers (millions)	1.000	0.977	0.954	0.899	0.840
Spain
Personal Communication Services
Number of customers* (millions)	11.374	11.426	11.469	11.620	11.879
- of which contract customers (millions)	6.434	6.485	6.495	6.519	6.657
- of which broadband customers (millions)	3.256	3.730	4.154	4.604	5.119
Total ARPU (euros)	291	284	277	271	266
Home Communication Services
Number of ADSL broadband customers (millions)	1.164	1.165	1.135	1.091	1.086

* Excluding customers of MVNOs

* See glossary

** Company estimate.

(historical basis)	at 31 Dec. 2008	at 31 March 2009	at 30 June 2009	at 30 Sept. 2009	at 31 Dec. 2009
Poland
Personal Communication Services
Number of customers* (millions)	14.182	13.681	13.768	13.736	13.714
- of which contract customers (millions)	6.168	6.311	6.450	6.508	6.624
- of which broadband customers (millions)	4.570	4.731	5.370	5.421	5.503
Total ARPU (PLN)	591	582	571	551	529
Home Communication Services
Total number of telephone lines (millions)	8.898	8.750	8.613	8.475	8.355
Number of broadband customers (millions)	2.191	2.242	2.267	2.277	2.272
Rest of World
Personal Communication Services
Total number of customers* (millions)	55.069	56.861	59.125	61.996	64.152
- of which contract customers (millions)	9.983	10.055	10.130	10.257	10.508
Number PCS customers by region (millions)
Europe	19.754	19.551	19.817	20.183	20.696
Africa and Middle East	32.901	34.779	36.697	39.073	40.626
Other	2.414	2.530	2.611	2.739	2.830
Home Communication Services
Total number of telephone lines (thousands)	2 297	2 299	2 248	2 259	2 258
of which:
Europe (thousands)	630	649	635	646	660
Africa and Middle East (thousands)	1 663	1 646	1 609	1 609	1 594
Other operations (thousands)	4	4	4	4	4
Enterprise
France
Number of legacy telephone lines (thousands)	5 461	5 390	5 299	5 214	5 145
Number of Business Everywhere customers (thousands)	683	709	718	736	750
Number of accesses to IP networks (thousands)	328	330	333	335	335
- of which IP-VPN (thousands)	270	271	273	274	273
Number of XoIP connections (thousands)	19	23	26	29	32
World
Number of IP-VPN accesses \ world (thousands)	321	322	324	325	323

* Excluding customers of MVNOs

appendix 8: highlights

highlights
february
15/02/10	Group - Orange launched a €2 for 2MB Travel Data Daily roaming tariff to give customers peace of mind using mobile Internet services anywhere in the European Union.
14/02/10	Group - Orange accelerated the roll-out of mobile HD voice in Europe.
11/02/10	France - Orange launched two new low-price offers: Smart for mobiles and Découverte for the internet.
10/02/10	France - Orange said it would invest €2 billion in fiber network in France by 2015.
10/02/10

Group - Orange Business Services, became one of Microsoft's three global partners in the distribution of Microsoft Online Services: a clear sign of the ambitions of two cloud computing market players and a milestone in the Orange Business Services Collaboration as a Service strategy.

03/02/10

Group - Following the acquisition of 1 million treasury shares in December 2009, France Telecom bought back an additional 135,000 treasury shares within the framework of its 2009 share buyback program.

01/02/10

Group - Changes to the Group's management structure: Didier Lombard, Chairman and Chief Executive Officer of France Telecom, decided to submit to the Board of Directors on 24 February a proposal to separate the functions of Chairman and CEO as of March 1, 2010.

january
27/01/10	Group - Caroline Mille left the Group's Communications department.
13/01/10	Egypt - Mobinil: France Telecom acknowledged the Tribunal's decision to suspend its public offer on ECMS shares.
08/01/10	France -LG Electronics and Orange joined forces to offer a content and services portal for connected TV.
december
31/12/09	Group - Disclosure of trading in own shares from December 21 to December 22, 2009.
23/12/09	France - Arcep confirmed that Orange offers the best 3G/3G+ mobile coverage in metropolitan France.
21/12/09	France - Orange signed up its 25 millionth mobile customer in France.
18/12/09

Group - Orange Business Services set out its ambitions in cloud computing: Orange announced complete cloud computing services, from infrastructure to real-time business applications; Leveraging its cloud-ready network, Orange is best placed to provide enterprises with simpler, safer and more flexible cloud services.

11/12/09	France - Orange launched the new BlackBerry® Bold™ 9700 smartphone. This new 3G+ smartphone combines high-end performance and features with a compact and elegant design.
10/12/09	Egypt - Mobinil: France Telecom received approval from the Egyptian market authorities for its offer on ECMS shares.
09/12/09	France & Spain - Orange, with the support of the WWF, became the first operator to display the eco-rating of handsets.
09/12/09	France & United Kingdom - Orange launched Application Shop, giving customers click-and-go access to thousands of applications, services and games.
03/12/09	Group – Orange was named Sponsor of the Africa Cup of Nations. One billion people, one common language: Football.
02/12/09	Group - Stéphane Richard appointed Chief Executive Officer Delegate from January 1, 2010 at the request of Didier Lombard, CEO.
november
30/11/09	France - Rejection of the appeal against the decision of the European Commission concerning the corporate tax regime in France: no impact on the Group's net debt.
27/11/09	Group - Orange named Best Global Operator and Best Mobile Service Provider at the World Communication Awards 2009.
27/11/09

France - Following the agreement signed and announced on the 26th November 2009 with the trade unions dealing with measures concerning the latter stages of careers, the Group clarified some of the financial consequences of the "part time for seniors" plan. The provision relating to these measures was estimated at approximately €700 million.

26/11/09	France - France Telecom signed an agreement concerning the employment of staff approaching retirement age in France and on measures to develop the second half of their careers.
25/11/09

Switzerland - France Telecom and TDC announced that they had reached an agreement to combine their respective Swiss subsidiaries, Orange Communication S.A. ("Orange Switzerland") and Sunrise Communications S.A. ("Sunrise"). The combined entity will create the leading nationwide alternative provider of telecommunications services in Switzerland.

18/11/09

France - Orange cinema series celebrated its first anniversary: 324,000 subscribers for the Orange cinema series offer, with nearly one out of every two subscribers using catch-up TV. Exceptional programming in November and December. Historic agreement with French cinema professionals.

17/11/09	United Kingdom - Orange and Twitter announced a partnership to extend and improve access to Twitter for Orange's mobile, internet and TV customers.
05/11/09

United Kingdom - Deutsche Telekom and France Telecom signed the final agreement to combine their UK operations, T-Mobile and Orange, into a 50:50 joint venture company. Following completion of the confirmatory due diligence, this binding agreement confirmed the terms of the transaction announced on 8 September 2009.

05/11/09

Republic of Armenia - Orange launched mobile telecommunications services providing mobile phone users across the country with the quality of service and innovative offers that have become the hallmark of Orange's reputation worldwide.

02/11/09	United Kingdom - Orange announced it would bring the iPhone to the UK on 10 November.
october
28/10/09	Europe - Orange signed a strategic pan-European mobile partnership with Google.
26/10/09	France - Choice of unlimited services with the new Origami mobile plan.
20/10/09	Group - New concrete measures on work-related stress at France Telecom announced.
20/10/09	Luxemburg - Mobistar announced the rebranding of VOXmobile in Luxemburg as Orange.
12/10/09	United Kingdom - Orange launched a new MVNO partner platform with Transatel.
12/10/09	France - The new Orange Livebox was launched: more environmentally-friendly, more ergonomic, more economical and better performance.
07/10/09	Group - Didier Lombard’s speech to trade union representatives on France Telecom's new social contract.
05/10/09	Group – Stéphane Richard appointed Deputy CEO in charge of Operations in France.

All press releases are available on the Group’s websites

•

www.orange.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 9: glossary

ARPU – Home Communication Services: Average annual revenues per line for Fixed Services for Consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

ARPU - Personal Communication Services: Average annual revenues per user (ARPU) are calculated by dividing the revenues of the network generated over the past twelve months (excluding revenues from mobile virtual network operators, MVNOs) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

AUPU - Personal Communication Services: Average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

CAPEX: Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses: External purchases including purchases of handsets and other products sold, commissions related to distribution, as well as advertising, promotional, sponsorship and rebranding expenses.

comparable basis: Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to the operating income before depreciation and amortization, and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates. EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: Mobile service enabling laptop computers to be connected to the Internet anywhere using a USB key.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues (Personal Communication Services): Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

organic cash flow: Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services): Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

total property, overhead and other expenses: Other expenses include equipment costs, call centre outsourcing expenses, capitalized production of goods and services, restructuring costs, gains or losses on disposals of assets, the share of profits/losses of associates and other operating expenses. Other operating expenses include taxes, provisions and losses on accounts receivable, and other expenses and changes in provisions. Other operating expenses are reported net of other operating income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 25, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer